                                     (METLIFE LOGO)
                       Metropolitan Life Insurance Company

                                 A Stock Company
                       200 Park Avenue, New York, NY 10166

IMMEDIATE FIXED INCOME ANNUITY AND IMMEDIATE VARIABLE INCOME ANNUITY CERTIFICATE

This is a legal Certificate that describes Your benefits and rights and the Beneficiary's rights in Question and Answer format. Please read this Certificate carefully.

This Certificate is not eligible for dividends. There is no cash surrender benefit.

PAYMENTS PROVIDED BY THIS CERTIFICATE THAT ARE BASED ON THE INVESTMENT RETURN OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO THE PAYMENT AMOUNT. THE SEPARATE ACCOUNT CONSISTS OF A NUMBER OF INVESTMENT DIVISIONS WHICH CAN BE CHOSEN TO SUPPORT ANY VARIABLE INCOME PAYMENT. THE INVESTMENT DIVISIONS AVAILABLE TO THE ANNUITANT ARE DESCRIBED IN THE PROSPECTUS AND ITS SUPPLEMENT. THE INVESTMENT DIVISIONS THAT THE ANNUITANT HAS SELECTED AS OF THE COMMENCEMENT DATE OF THIS CERTIFICATE ARE SHOWN ON PAGE 4.

AN ANNUAL SEPARATE ACCOUNT CHARGE WILL BE ASSESSED AGAINST THE ANNUITANT'S VARIABLE INCOME PAYMENT.

THE VARIABLE INCOME PAYMENT AS OF ANY PAYMENT DATE MAY BE GREATER OR LESSER THAN THE VARIABLE INCOME PAYMENT AS OF THE PRIOR PAYMENT DATE. A VARIABLE INCOME PAYMENT WILL GO UP WHEN THE NET INVESTMENT RETURN (I.E. THE RETURN OF THE INVESTMENT DIVISIONS REDUCED BY THE SEPARATE ACCOUNT CHARGE) IS GREATER THAN THE ASSUMED INVESTMENT RETURN AND THE VARIABLE INCOME PAYMENT WILL GO DOWN WHEN THE NET INVESTMENT RETURN IS LESS THAN THE ASSUMED INVESTMENT RETURN.

            /s/ Gwenn L. Carr              /s/ C. Robert Henrikson
            Gwenn L. Carr                  C. Robert Henrikson
            Senior Vice-President          Chairman, President
            and Secretary                  and Chief Executive Officer

                                   Cover Page

Form G.4399

                          INCOME PAYMENT SPECIFICATIONS

NAME OF CONTRACTHOLDER:              [Participating Employers in the Rockefeller
                                     Income Plan for Employees of Rockefeller &
                                     Rockefeller, et al.]

GROUP ANNUITY CONTRACT NO. :                       [ 29758 ]

CERTIFICATE NO. :                                [ XXX-XX-XXXX ]

NAME OF ANNUITANT:                                 [Mary Smith]

DATE OF BIRTH OF ANNUITANT:                        [January 1, xxxx]

SEX OF ANNUITANT :                                 [Female]

NAME OF JOINT ANNUITANT:                           [John Smith]

DATE OF BIRTH JOINT ANNUITANT:                     [May 1, xxxx]

SEX OF JOINT ANNUITANT :                           [ Male ]

NAME OF BENEFICIARY:                               [Susan Smith]

SEPARATE ACCOUNT:                     [Metropolitan Life Separate Account E ]

SEPARATE ACCOUNT FUND:               [METROPOLITAN SERIES FUND, INC. METLIFE
                                     INVESTORS   SERIES TRUST, AMERICAN FUNDS
                                     INSURANCE SERIES(R)]

SEPARATE ACCOUNT CHARGE:                           [0.95% annually]

ASSUMED INVESTMENT RETURN ("AIR"):                     5.00%

TYPE OF ANNUITY:                     [50% Joint and Survivor with 10 Year
                                     Certain Period]

COMMENCEMENT DATE:                                 [ Month/1/year ]

PAYMENT DATE:                        First day of the month on and after the
                                     Commencement Date

Payment Frequency:                   monthly

GUARANTEED PERIOD ENDS:                            [Month/day/ year ]

Form G.4399

                         INCOME PAYMENTS SPECIFICATIONS

[50% JOINT AND SURVIVOR WITH 10 YEAR CERTAIN PERIOD] ANNUITY DESCRIPTION:
[Monthly Income Payments are payable for the joint lifetimes of the Annuitant and the Joint Annuitant with monthly Income Payments guaranteed for a 10-year period certain.

If the Annuitant dies after the expiration of the 10-year period certain and if the Joint Annuitant is living on the Annuitant's date of death, monthly Income Payments will be payable for life to the Joint Annuitant at [50%] of the amount that would have been payable to the Annuitant.

If the Annuitant dies before the end of the 10-year period certain, monthly Income Payments equal to the amounts that would have been paid to the Annuitant for the remainder of the 10 year term certain period will continue to be made to the Joint Annuitant. After the date that the 10 year certain period ends the Joint Annuitant will receive for his/her lifetime [50%] of the amount that would have been payable to the Annuitant.

If the Joint Annuitant predeceases the Annuitant and the Annuitant dies before the end of the 10 year term certain period, then for the remainder of the 10 year term certain period the Beneficiary will receive the monthly Income Payments that would have been paid to the Annuitant or the Beneficiary may elect to receive the commuted value of such payments.

If the Joint Annuitant and Beneficiary should die while receiving monthly payments and prior to the expiration of the 10-year period certain, the commuted value of the remaining monthly payments will be paid to the estate of the Joint Annuitant or the beneficiary, whoever was the last to die. If the Annuitant should die while receiving payments and prior to the expiration of the 10-year period certain and if there is no living Joint Annuitant or designated Beneficiary, the commuted value of the remaining certain period payments will be paid to the Annuitant's estate.]

Form G.4399

                          INCOME PAYMENT SPECIFICATIONS

AMOUNT OF MONTHLY INCOME PAYMENT: The Annuitant's monthly Income Payment will equal the sum of the Fixed Income Payment and Variable Income Payment as described below.

[(A) The monthly Fixed Income Payment will equal the following amount [during each period]

      (i)   Beginning on the Commencement Date [and ending on mo/1/year  $000.00
      (ii)  Beginning on mo/day/year and ending on mo/1/year             $000.00
      (iii) Beginning on mo/day/year                                     $000.00

(B) Effective mo/1/year the initial Variable Income Payment will equal $000.00. Subsequent monthly Variable Income Payments may be greater or lesser than such amount depending upon the Net Investment Return (NIR) of the investment division(s) supporting the Variable Income payment and the Assumed Investment Return (AIR).

      [Effective on the first anniversary of the Commencement Date the Fixed Income Payment will decrease to the amount described in (A) (i) and additional Annuity Units will be purchased to provide an additional Variable Income Annuity equal to $000.00 payable on the first anniversary of the Commencement Date. Subsequent monthly Variable Income Payments may be greater or lesser than such amount depending upon the NIR of the investment division(s) supporting the Variable Income payment and the AIR.

      Effective on the second anniversary of the Commencement Date the Fixed Income Payment will decrease to the amount described in (A)(ii) and additional Annuity Units will be purchased to provide an additional Variable Income Annuity equal to $000.00 payable on the second anniversary of the Commencement Date. Subsequent monthly Variable Income Payments may be greater or lesser than such amount depending upon the NIR of the investment division(s) supporting the Variable Income payment and the AIR.]

Form G.4399

                          INCOME PAYMENT SPECIFICATIONS

INVESTMENT DIVISIONS SELECTED BY THE ANNUITANT AS OF THE COMMENCEMENT DATE FOR VARIABLE INCOME PAYMENTS:

        Investment Division                       Allocation Percentage

Following the Commencement Date MetLife will prepare for the Annuitant quarterly statements that will report the monthly Fixed Income Payment and monthly Variable Income Payment for the past calendar quarter.

The statements will report the Annuitant's selected Investment Divisions, the number of Annuity Units to fund the Annuity's payment per Investment Division, the Annuity Unit Values for each Investment Division as of each Income Determination Date for the past quarter, and the allocation of the Annuitant's Variable Income Payment among the selected Investment Divisions.

Future changes, if any, to the Annuitant's choice of Investment Divisions or allocation among the Investment Divisions will be reflected in the quarterly statements.

THE DESIGNATED OFFICE RESPONSIBLE FOR SERVICING THE ANNUITANT'S CERTIFICATE IS:

            Metropolitan Life Insurance Company
            Annuities and Investment
            Operations P.O. Box 14660
            Lexington, KY 40512-4660
            Attention: Personal IncomePlus Unit
            Telephone No. 1-866-438-6477 ]

Form G.4399

QUESTION KEY                                                                                        PAGE
1.  What do the basic terms used in this Certificate mean?.......................................   [6]

2.  What is Group Annuity Contract No. [29758]...................................................   [7]

3.  How does the Separate Account operate?.......................................................   [8]

4.  When are the Variable Income Payments determined?............................................   [9]

5.  How does MetLife calculate the Variable Income Payment?......................................   [9]

6.  How can You change Your Variable Income Payment?.............................................   [10]

7.  What if an Annuitant's age as of the Certificate's Commencement Date is not correct?            [11]

8.  What are the Owner's rights under this Certificate?..........................................   [11]

9.  What information can We ask for after the Commencement Date of this Certificate?.............   [12]

10. Can this Certificate and the payments provided under it be assigned?
    transferred or used as collateral for a loan?................................................   [12]

11. How does MetLife receive notice regarding any changes to be made to this Certificate?........   [12]

12. What if an Annuitant is a minor or is, in the opinion of MetLife, mentally or
    physically Incapable of giving a valid receipt and discharge for any payment? ...............   [12]

13. Does this Certificate contain all the provisions affecting it?                                  [12]

Form G.4399

1.    WHAT DO THE BASIC TERMS USED IN THIS CERTIFICATE MEAN?

      The terms WE, US, OUR and METLIFE refer to Metropolitan Life Insurance Company.

      The terms YOU and YOUR will refer to the Annuitant (as defined in this question 1). The Annuitant may exercise all rights under this Certificate (for an explanation of all rights under this Certificate see question 12).

      ANNUITANT is the person or persons on whose lifetime an income will be based. If more than one Annuitant is named and an Annuitant dies, We will continue to make payments during the life of the Joint Annuitant, but possibly in a reduced amount (see Income Specifications - Annuity Description). As used in this Certificate the word Annuitant will refer to the named Annuitant on the Specifications Page unless he/she is no longer living, in which case the word Annuitant will refer to the Joint Annuitant, if any.

      ANNUITY UNIT is a unit of measurement used to determine the amount of each Variable Income Payment. The value of an Annuity Unit will vary in relation to the investment experience of the Separate Account investment division(s) You elected.

      ASSUMED INVESTMENT RETURN (AIR) is the benchmark rate of return against which variable income payments will be compared. The AIR is 5% as stated on the Specifications Page of this Certificate.

      BENEFICIARY is the person or persons named to receive any death benefit payable after an Annuitant or Joint Annuitant, if any, dies. A contingent Beneficiary may be named to become the Beneficiary if all the Beneficiaries die while an Annuitant is alive. If no Beneficiary or contingent Beneficiary is named, or if none is alive when an Annuitant dies, We will pay the Annuitant's estate. If more than one Beneficiary is alive when an Annuitant dies, We will pay them in equal shares unless directed otherwise.

      BUSINESS DAY means a day on which the New York Stock Exchange is open for Business. A Business Day ends as of the close of regular trading on the New York Stock Exchange.

      Designated Office means Metropolitan Life Insurance Company Annuities and Investment Operations, P.O. Box 14660 Lexington, KY 40512-4660, Attention:
      Personal IncomePlus Unit, telephone 866-438-6477.

      FIXED INCOME PAYMENTS means payments under this Certificate that are guaranteed not to change due to any investment gains or losses, or due to changing economic conditions.

      FUND refers to the various Series Funds offered under the Separate Account. Each Fund is divided into portfolios, each of which has its own investment objectives, investment management fees and other charges. We will periodically provide You with this information. The investment divisions of the Separate Account invest in these portfolios. The applicable Series Funds are shown on the Specifications Page.

Form G.4399

      INCOME DETERMINATION DATE means the 10th day prior to a Payment Date for Variable Income Payments made under this Certificate.

      INCOME PAYMENT means the sum of the Fixed Income Payment and Variable Income Payment payable as of any Valuation Date.

      NET INVESTMENT RETURN OR NIR is the percentage change in the value of an investment division since the last Valuation Date, which already reflects any expenses and charges associated with the underlying Fund portfolio, as well as the Separate Account Charge for the period since the last Valuation Date.

      PAYMENT DATE is the first day of the month on and after the Commencement Date.

      SEPARATE ACCOUNT is Separate Account E. It is an investment account that MetLife maintains separate from its other assets. The Separate Account consists of a number of investment divisions. The Separate Account is valued each Business Day. A detailed description of each investment division currently available to the Annuitant is contained in the Prospectus. The investment divisions available to the Annuitant for his/her Variable Income Payment are disclosed in the Prospectus and its Supplement. The Annuitant will be notified if the Funds that are available change in the future.

      SEPARATE ACCOUNT CHARGE is a fee which covers costs associated with the administration of this annuity, the mortality and expense risk, and other costs necessary to maintain this annuity; e.g., financial, accounting, actuarial and legal expenses. This fee will be 0.95%, annually, of the average value of amounts in the Separate Account.

      VALUATION DATE refers to each Business Day the Variable Income Payment is calculated. A Valuation Date will also occur on any Business Day that We process a reallocation among the investment divisions at the request of the Annuitant for the Variable Income portion of the Income Payment.

      VARIABLE INCOME PAYMENTS are those payments under this Certificate for which the dollar amount is not guaranteed. The payment amount will increase or decrease based on the investment results of the Separate Account investment divisions providing the Variable Income Payment as compared to the benchmark AIR. Your election to convert the portion of your Fixed Income to a Variable Income is irrevocable.

2.    WHAT IS GROUP ANNUITY CONTRACT NO. [29758] ("CONTRACT")?

      [The Retirement Income Plan for Employees of Rockefeller & Rockefeller, et al.] purchased a single premium group annuity contract from MetLife in order to provide vested plan benefits to You and other former plan participants. The amount that MetLife holds under this Contract in order to make the Fixed Income Payments that would otherwise have been paid to You in the absence of Your election to receive Variable Income Payments, will be used to fund Your Variable Income Payments. MetLife will utilize such amount to determine the number of Annuity Units credited to You and Your initial Variable Income Payment. Such amount held under the Contract will be applied on the Annuity Commencement Date to the Separate Account.

Form G.4399

3.    HOW DOES THE SEPARATE ACCOUNT OPERATE?

      The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio of the Fund. Therefore, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Fund portfolios to make. The shares for each Fund portfolio may also be bought by other Separate Accounts of Ours or Our affiliates. Thus, the rate of return for each investment division will generally be the same as that of the corresponding Fund portfolio, reduced by the annual Separate Account Charge.

      MetLife owns the assets in the Separate Account. The Separate Account will not be charged with liabilities that arise from any other business that MetLife conducts. We will add amounts to the Separate Account from other contracts issued by Us. MetLife guarantees that We will maintain assets in the Separate Account with a value at least equal to the reserves for the Variable Income Payment payable in accordance with the terms of this Certificate.

      We keep track of each investment division of the Separate Account using Annuity Units. The number of Annuity Units is determined by dividing the Variable Income Payment amount determined as of the Commencement Date by the corresponding Annuity Unit value for each applicable division on that date. The current value of an Annuity Unit of an investment division is equal to the value of an Annuity Unit for the immediately preceding Valuation Date times the product of: (a) the daily AIR factor for each day in the current valuation period and (b) the investment experience factor (i.e., 1 + NIR) for the current valuation period for the applicable investment division.

      A valuation period is the period between one calculation of an Annuity Unit value and the next calculation. Normally, We calculate Annuity Unit values once each Business Day.

      Amounts allocated to an investment division of the Separate Account will be credited as of the end of the Valuation Date during which they are reallocated. Additions to or withdrawals from an investment division may only be made as of the end of a Valuation Date. When an Annuitant makes a reallocation into an investment division, We credit the Annuitant with Annuity Units in that division. When the Annuitant makes a reallocation out of an investment division, We reduce the number of Annuity Units in that division. In either case, the number of Annuity Units that are added or subtracted is determined by the value of the Annuity Unit at the time of the transaction. For example: if You reallocate 10 Annuity Units from one investment division with an Annuity Unit value of $10 to another investment division with an Annuity Unit value of $20, the number of Annuity Units in the first investment division would be reduced by 10 and the number of Annuity Units in the second investment division would increase by 5 (i.e., (10 units x $10 per unit of the first investment division) divided by $20 per unit of the second investment division).

      We may make changes to the Separate Account if We think they would best serve the interests of Annuitants or Owners of Certificates that participate in the Separate Account or would be appropriate in carrying out the purposes of such Certificates. Any changes will be made only to the extent and in the manner permitted by applicable

Form G.4399
      laws. Also, when required by law, We will obtain Your approval of the changes and approval from any appropriate regulatory authority.

      Examples of the changes to the Separate Account that We may make include:

      - To reallocate any assets in an investment division to another investment division, or to one or more other separate accounts, or to add, combine, or remove investment divisions in the Separate Account.

      - To substitute, for the shares of the Fund portfolio held by any investment division, the shares of another class of the Fund or the shares of any other investment permitted by law.

      If any modifications result in a material change in the underlying investments of an investment division to which an amount is allocated under this Certificate, We will notify the Annuitant of the change. You may then choose to have the Variable Income Payments supported by other investment divisions available under this Certificate.

4.    WHEN ARE THE VARIABLE INCOME PAYMENTS DETERMINED?

      The Variable Income Payments are determined as of each Valuation Date. A Valuation Date will occur on the "Income Determination Date", which is the day We calculate the Variable Income Payment payable on the next Payment Date. In addition, a Valuation Date will occur as of the effective date of an election to (i) change the allocation between investment divisions or
      (ii) change the investment divisions providing the Variable Income
      Payments.

      While the Variable Income Payment will be calculated as of each Valuation Date, only the amount calculated as of the Income Determination Date will be reflected in the payment. To the extent permitted by law, We may also change the Income Determination Date by giving You 30 days notice.

      We reserve the right to delay the Valuation Date (i.e., delay payment) if the rules of the Securities and Exchange Commission (SEC) so permit and the SEC has determined that an emergency exists making the calculation of the investment divisions' NIR not reasonably practicable.

5.    HOW DOES METLIFE CALCULATE THE VARIABLE INCOME PAYMENT?

      The Variable Income Payment changes based on both the NIR of the investment division(s) supporting the payment and the AIR. How much the Variable Income Payment will change and whether the change will be positive or negative will depend on the NIR determined for each investment division since the last Income Determination Date.

      On an annualized basis, for example, if the AIR is 5% and an investment division has a cumulative NIR of 6% over a one-year period, the first Variable Income Payment of the next year will be approximately 1% greater than the payment on the same date in the preceding year. If the NIR is 4% over a one-year period, the first Variable Income Payment of the next year will be approximately 1% less than the payment on the same date in the preceding year.

Form G.4399

      A Variable Income Payment on any Valuation Date is calculated for each investment division selected. On a Valuation Date We determine the new Variable Income Payment by multiplying the number of Annuity Units for each of the investment divisions You selected by the value of the units attributable to Your elected investment divisions.

      If more than one investment division is chosen, the new Variable Income Payment is the sum of the amounts determined for each investment division.

6.    HOW CAN YOU CHANGE YOUR VARIABLE INCOME PAYMENT?

      You can reallocate between investment divisions or change the investment divisions supporting your Variable Income by contacting the MetLife Designated Office.

      No reallocations may be made between Fixed Income and Variable Income, except for the reallocations, if any, from the Fixed Income Annuity to Variable Income Annuity that are already described on page 3 in this Certificate.

      For reallocations between investment divisions, one transaction may be made per Business Day. However, for administrative reasons, We reserve the right to limit the number of changes in any one-month period to one. If We do so, We will give You 30 days advance written notice.

      Reallocations will be made as of the end of a Business Day if received before 4:00 PM Eastern Standard Time on that Business Day. Otherwise the change will be made as of the end of the next Business Day.

      We will not be liable for any reallocations made in accordance with Your instructions (or instructions from Your designee if We agree to accept instructions from such designee). All reallocations made on the same Business Day will be treated as one reallocation. A reallocation will be made as of the end of a Business Day when We receive all the required information necessary to process the request in good order at Our designated office. All reallocations will be subject to the following:

      1. We reserve the right to limit the maximum number of reallocations in any twelve month period;

      2. We reserve the right to limit the amounts available for reallocations;

      3. Your right to reallocate payments is subject to limitations or modifications by Us if We determine, in Our sole opinion, that the exercise of the right by one or more Owners with interests in the investment division is, or would be, to the disadvantage of other Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the reallocation right that is considered by Us to be to the disadvantage of other Owners. A limitation or modification could be applied to reallocations to, or from, one or more of the investment divisions and could include, but is not limited to:

            a. the requirement of a minimum time period between each reallocation;

Form G.4399

            b. not accepting a reallocation request from a third party acting under authorization on behalf of more than one Owner;

            c. limiting the dollar amount that may be reallocated between the investment divisions by an Owner at any one time;

            d. requiring that a written reallocation request be provided to Us signed by the Owner;

      4. To the extent permitted by applicable law, We reserve the right to defer the reallocation privilege at any time that We are unable to purchase or redeem shares of any of the portfolios under the Separate Account. In addition, in accordance with applicable law and subject to MetLife securing the appropriate state insurance department approvals, We reserve the right to modify or terminate the reallocation or change privilege at any time.

      5. Frequent requests from certificate owners to make reallocations may dilute the value of a Portfolio's shares if the frequent reallocations involve an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Portfolio and the reflection of that change in the Portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent reallocations may also increase brokerage and administrative costs of the underlying Portfolios and may disrupt Portfolio management strategy, requiring a Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Portfolios, which may in turn adversely affect certificate owners.

      6.    We may restrict reallocations to deter market timing.

7. WHAT IF AN ANNUITANT'S AGE AS OF THE CERTIFICATE'S COMMENCEMENT DATE IS NOT CORRECT?

      If the dates of birth of the Annuitant and Joint Annuitant, if any, as shown in this Certificate are not correct, We will adjust the Income Payments to reflect the correct age. If We have already made an incorrect payment, then any overpayment plus interest at an annual rate of 5.75% will be deducted from future payments. Any adjustment due to an underpayment will be paid with interest, at an annual rate of 5.75%, within 30 days of our receiving the corrected information.

8.    WHAT ARE THE OWNER'S RIGHTS UNDER THIS CERTIFICATE?

      You have all the rights under this Certificate, including the right at any time to change the Beneficiary. If You are married, spousal consent will be required. No change will be effective until written notice on our administrative form is received by Us.

      Any change in a Beneficiary designation will take effect as of the date the request was signed but without prejudice to Us on account of any payment made by Us before

Form G.4399
      receipt of the request or so soon thereafter that payment could not reasonably be stopped. When contacting Us, You should specify the Group Annuity Contract, Certificate Number and Your name.

9. WHAT INFORMATION CAN WE ASK FOR AFTER THE COMMENCEMENT DATE OF THIS CERTIFICATE?

      We can request proof that You are alive as of any Payment Date. If We have made a request, We may make no further payments until proof is received. If the Annuitant is not then living, We will require proof of the authority of any person who makes a claim to receive any amount payable upon the Annuitant's death.

10. CAN THIS CERTIFICATE AND THE PAYMENTS PROVIDED UNDER IT BE ASSIGNED OR USED AS COLLATERAL FOR A LOAN?

      No. This Certificate and the payments provided under it are not assignable and will be exempt from the claims of creditors to the maximum extent permitted by law.

11. HOW DOES METLIFE RECEIVE NOTICE REGARDING ANY CHANGES TO BE MADE TO THIS CERTIFICATE?

      All requests and questions You may have concerning this Certificate should be sent to Our "designated office". We will notify You if We change the location, (see the Specifications Page for the address and telephone number of the designated office).

12. WHAT IF AN ANNUITANT IS A MINOR OR IS, IN THE OPINION OF METLIFE, MENTALLY OR PHYSICALLY INCAPABLE OF GIVING A VALID RECEIPT AND DISCHARGE FOR ANY PAYMENT?

      If an individual is a minor or is, in the opinion of MetLife mentally or physically incapable of giving a valid receipt and discharge for any payment otherwise due that individual under the Contract, and provided that no guardian, committee or other representative of the estate of such individual shall have been duly appointed, then, until a guardian, committee or other representative of the estate of such individual shall have been duly appointed, MetLife may, at its option, make such payment to the person or institution then, in the opinion of MetLife, providing for the care and maintenance of that individual and such payment will completely discharge MetLife's liability with respect to the amount so paid. If an amount is payable to an individual's executors or administrators, MetLife may, at its option, pay such amount to one or more of that individual's surviving relatives and such payment will completely discharge MetLife's liability with respect to the amount so paid.

13.   DOES THIS CERTIFICATE CONTAIN ALL THE PROVISIONS AFFECTING IT?

      Yes. This Certificate, the application and any other riders and endorsements included in it make up Your entire Certificate with Us. We will never contest the validity of this Certificate. Changes in its provisions may only be made in writing by Our President, Secretary or a Vice-President. No provision may be waived or changed by any of Our other employees, representatives or agents.

Form G.4399